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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25
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                                                     OMB APPROVAL
                                                     OMB NUMBER: 3235-0058
                                                     Expires:       May 31, 1997
                                                     Estimated average burden
                                                     hours per response ... 2.50
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                                                           SEC FILE NUMBER
                                                                0-22321
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                                                             CUSIP NUMBER
                                                              963278 10 6
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                          NOTIFICATION OF LATE FILING
        (Check One):  [ ] Form 10-K     [ ] Form 20-F     [x] Form 10-Q
[ ] Form N-SAR
         For Period Ended:        March 31, 1998
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[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
    For the Transition Period Ended:
                                     ------------------------------------------

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                   PART I
                             REGISTRANT INFORMATION

Full name of registrant   WHEELS SPORTS GROUP, INC.
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Former name if applicable

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Address of principal executive office (Street and number)
    149 GASOLINE ALLEY DRIVE
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City, state and zip code          MOORESVILLE, NORTH CAROLINA 28115
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                                   PART II
                           RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
[x] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                  PART III
                                  NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The time required to integrate the operations and financial reporting of the companies acquired in fiscal year 1997 has been significant. In addition, the Registrant's Chief Financial Officer recently sustained a personal injury significantly impairing his ability to perform day-to-day responsibilities and further hindering the Company's ability to prepare consolidated financial reports.

                                   PART IV
                              OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification
         VICTOR H. SHAFFER                      (704)            662-6442
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              (Name)                         (Area Code)    (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [x] Yes    [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x] Yes    [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Revenues during the quarter ended March 31, 1998 were approximately $9,467,000 as compared to revenues of $2,019,000 during the corresponding quarter in 1997. The Company had an operating income of approximately $864,000 during the quarter ended March 31, 1998 as compared to an operating loss of $316,000 during the quarter ended March 31, 1997. The Company had net income from continuing operations of approximately $328,000 during the quarter ended March 31, 1998 as compared to a net loss from continuing operations of $350,000 and a loss of $162,000 from discontinued operations during the quarter ended March 31, 1997. Substantially all of such changes are due to two significant acquisitions occurring in the last quarter of fiscal year 1997, as disclosed in the Company's Annual Report on Form 10-KSB and in reports on Form 8-K.
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                           WHEELS SPORTS GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  MAY 15, 1998                 By /s/ Victor H. Shaffer
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                                     Victor H. Shaffer, Interim Chief
                                     Executive Officer

INSTRUCTION: The form may be signed by an executive office of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).